SANTANDER SECURITIES LLC
(A Wholly-Owned Subsidiary of Santander BanCorp)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS (including $1,255,365 of deposits with affiliates)	$ 45,177,247
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	248,118
EMPLOYEE ADVANCES	9,017,246
RECEIVABLES (including $12,851 from affiliates) - (net of $257,485)	1,471,459
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — Net	1,906,066
DUE FROM CLEARING BROKER	8,159
OTHER ASSETS (including $8,802 from affiliates)	1,240,391
TOTAL	$ 59,168,686

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses (including $3,686,089 to affiliates)	$ 35,108,026
CONTINGENCIES AND COMMITMENTS (Note 10)	-
MEMBER'S EQUITY	24,060,660
TOTAL	$ 59,168,686

See notes to financial statements.